UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicy Held Company

CNPJ N.º 02.429.144/0001-93 - NIRE 353.001.861-33

SUMMARY OF THE 163rd MEETING

 OF THE BOARD OF DIRECTORS HELD NOVEMBER 24, 2010

1. DATE, TIME AND PLACE: On November 24 (twenty-four) of 2010, at 10 a.m. at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, State of São Paulo.

2. CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A.

3. ATTENDANCE: All members of the Board of Directors ("Board") and the majority of the Board of Executive Officers. JUSTIFIED ABSENCE: Robson Rocha, registering the participation of his substitute, Arthur Prado Silva.

4. PRESIDING: Chairman - Murilo Cesar Lemos dos Santos Passos, and Secretary - Gisélia Silva.

5. SUBJECTS AND RESOLUTIONS:

The reading of the Agenda, already known to all present, was waived. It was resolved that the minutes of this meeting would be drawn up in summary form, offering the right of submission of statements and dissent, to be filed at the Company's headquarters, and publication in summary form was approved without the signatures of the Members.

It also was registered that the votes of the Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders' Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the topics on the Agenda were examined, the subjects at issue were discussed and the following resolutions were taken by unanimous vote:

(i)        Cognizance was taken of the Work Plans of the Committees and the Board Advisory Committees during the month of a covert, with approval of the IFRS Committee’s Work Form;

(ii)      Cognizance was taken of the highlights of the Company’s accrued earnings through the month of October, reported directly by the CEO;

(iii)     Approval of the minutes of the 161st and 162nd Meetings of the Board of Directors held on October 27 and November 11, 2010, respectively;

(iv)     Approval, based on letter "q" of Article 18 of the Bylaws of the Company, of the Annual Audit Plan for the 2011 fiscal year and the respective budget, which had been previously examined by the Management Processes Committee;

(v)      (v.i) Approval pursuant to letter "u" of Article 18 of the Bylaws of the Company and pursuant to Board of Executive Officers' Resolution No. 2010124, the granting, by the Company, of a guarantee of the payment of 280 (two hundred and eighty) debentures of the 4th issue by Companhia Piratininga de Força e Luz (“CPFL Piratininga”), all book-entry, in a single subordinated series, non-convertible into shares (the “4th debenture issue”), pursuant to the provisions of Article 52 and subsequent articles in Law No. 6.404, of December 15, 1976, as altered, for public distribution, with restricted placement efforts, under the terms of the Securities And Exchange Commission (“CVM”) Instruction No. 476, of January 16, 2009, as altered (“CVM Instruction 476”), under the coordination of Banco Itaú BBA S.A. (“Itaú BBA”), totaling on the respective date of the emission, R$280,000,000.00 (two hundred eighty million reais), which will be entitled to compensation through remuneration interest as of the date of issue, corresponding to 109.09% (one hundred nine and nine-hundredths of a percent) of the accumulated variation of the average daily Extra Group Overnight Interbank Deposit rate (DI), expressed as an annual percentage, base 252 (two hundred and fifty-two) working days, calculated and published by CETIP in the Daily Informational Newsletter available on its Internet page (http://www.cetip.com.br) (“DI Rates”), incurring on the unit face value of the debentures, which shall have a term of 3 (three) years, expiring, therefore, on December 10, 2013, authorizing the Board of Executive Officers of CPFL Energia to prepare the necessary instruments to formalize the guarantee hereby approved; and

(v.ii) Recommended to the Company's representatives on the Board of Directors of CPFL Piratininga, to cast a favorable vote for approval of the fourth issue of debentures pursuant to the terms of Board of Executive Officers Resolution No. 2010143;

(vi)     (vi.i) Approved pursuant to lines “o” and “u” of Article. 18 of the Company’s Bylaws and under the provisions of Board of Executive Officers Resolution No. 2010121, to issue a guarantee, on the part of the Company, in the form of a warranty, for payment of 70% (seventy percent) of the total amount of the 2nd debenture issue of its subsidiary Centrais Elétricas da Paraíba S.A. (“EPASA”), involving 400 (four hundred) debentures, all book-entry, in a single subordinated series, non-convertible into shares, (the “2nd debenture issue”), pursuant to the provisions of Article 52 and subsequent articles of Law No. 6.404, of December 15, 1976, as altered, for public distribution with restricted placement efforts, under the terms of CVM Instruction 476, under the coordination of BB - Banco de Investimento S.A. (“BB”), totaling on the respective date of the issue, R$400,000,000.00 (four hundred million reais), which will be entitled to compensation through remuneration interest as of the date of issue corresponding to 111.00% (one hundred eleven percent) of the DI Rate, incurring on the unit face value of the debentures, which shall have a term of 2 (two) years, expiring, therefore, on December 10, 2012, authorizing the Board of Executive Officers of CPFL Energia to prepare the necessary instruments to formalize the guarantee hereby approved; and

(vi.ii) Recommended to the Company's representatives on the Board of Directors of EPASA, to cast a favorable vote for the approval of the 2nd Issue of Debentures pursuant to the characteristics and conditions as resolved in item (vi.i) above, and furthermore registering that: (a) the contracting of the BB was previously examined by the Related Parties Committee and (b) Mr. Ricardo Carvalho Giambroni and Mr. Arthur Prado Silva abstained from voting on the question, in view of the fact that the BB is a party related to the BB CL I Fundo de Investimento em Ações shareholder;

(vii)    (vii.i) Re-ratified, pursuant to Board of Executive Officers’ Resolution No. 2010125, the resolution consigned in item “vii” and respective sub-items from the 161st Meeting of the Board of Directors held October 27, 2010, regarding the issuing of a guarantee by CPFL Energia, the signing of financing contracts through the opening of lines of credit to the signed between the Companhia Paulista de Força e Luz (“CPFL Paulista”) and CPFL Piratininga subsidiaries and the Brazilian National Economic and Social Development Bank (“BNDES"), through its Financing and Investment Program (“FINEM”) and the Investment Sustainability Program (“FINAME/PSI”), whose funds will be used for investments in the expansion and modernization of electricity assets for the 2010-2011 period, in order to satisfy the conditions as adjusted through the respective BNDES Management Decisions Nos. 1912/2010 and 1914/2010, taken at a meeting held last November 23, registering that all other conditions remained unchanged by the resolution therein approved; and

(vii.ii) Recommended to the Company's representatives on the Boards of Directors of the CPFL Paulista and CPFL Piratininga subsidiaries the re-ratification of the resolutions regarding the contracting of the financing mentioned in sub-item (vii.i) above (Board of Executive Officers’ Resolutions Nos. 2010174 and 2010144);

(viii)  Approved pursuant to paragraph “b” of Article 18 and “f” of Article 23 of the Company’s Bylaws the 2011 Annual Budget and the 2012/2015 Multi-Annual Plan proposed by the Board of Executive Officers, recommending the Managers of the subsidiaries to cast favorable votes to approve their respective 2011 Budgets and the 2012/2015 Multi-Annual Plan.

The 2011 Budget and the 2012/2015 Multi-Annual forecasts were examined on a preliminary basis by the Budget Committee, and hereby registering that the suggestions made by the committee were contemplated in the two plans;

(ix)     Recommended to the Company's representatives on the management bodies of its subsidiaries to cast a favorable vote to approve the following subjects: (a) CPFL Paulista, CPFL Piratininga, Rio Grande Energia S.A (“RGE”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”):  CONTRACTING OF ELECTRIC POWER DURING THE EXISTING ENERGY AUCTION (“Auction A-1 of 2010”)  FOR DELIVERY AS OF 2011 - Board of Executive Officers’ Resolutions Nos. 2010165, 2010135, 20101797 and 2010085; and (b) CPFL Paulista, CPFL Piratininga, CPFL Brasil, CPFL Geração de Energia S.A. (“CPFL Geração”), RGE, CPFL Santa Cruz, Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”) and Companhia Luz e Força de Mococa (“CPFL Mococa”): DECLARATION OF SUPPLEMENTAL INTEREST ON EQUITY (“IOE”) - Board of Executive Officers’ Resolutions Nos. 2010171, 2010139, 2010127, 2010081, 20101799, 20100087, 2010080, 2010081, 2010080 and 2010080.

6. CLOSURE: There being no further business on the agenda, the meeting was adjourned, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary. Murilo Passos, Arthur Prado Silva, Francisco Caprino Neto, Claudio Palaia, Ricardo Giambroni, Martin Glogowsky, Ana Novaes and Gisélia Silva, Secretary.

 I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 02, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.